UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

Under the Securities Exchange Act of 1934

Good Times Restaurants Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

0003821401

(CUSIP Number)

Dwight R. Landes

Ballard Spahr Andrews & Ingersoll, LLP

1225 17th Street, Suite 2300

Denver, Colorado 80202

(303) 292-2400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0003821401

1. Names of Reporting Person: Ron Goodson

I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ x ]

3. SEC Use Only:

4. Source of Funds (See Instructions): PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: U.S.A.

Number of shares 7. Sole Voting Power: 200,000
Shares Beneficially 8. Shared Voting Power: 0
Owned by Each 9. Sole Dispositive Power: 200,000
Reporting Person With 10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 5.6%

14. Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the common stock, $0.001 par value per share (the "Common Stock"), of Good Times Restaurants Inc., a Nevada corporation, (the "Issuer") whose principal executive offices are located at 601 Corporate Circle, Golden, Colorado 80401.

Item 2. Identity and Background.

    This statement on Schedule 13D is being filed by Ron Goodson (the "Reporting Person");

    The Reporting Person's business address is 4242 East Raymond Street, Phoenix, Arizona 85040;

    The Reporting Person is Vice President and General Manager for the Pepsi Cola Bottling Group's Southwest Region, and a member of the Issuer's board of directors;

    To the best knowledge of the Reporting Person, during the last five years, the Reporting Person has not been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors);

    To the best knowledge of the Reporting Person, during the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

    The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Subsequent to approval by the Issuer's shareholders on February 10, 2005, the Reporting Person acquired 200,000 shares of the Issuer's Series B Convertible Preferred Stock (the "Series B Stock") in a private placement transaction for a purchase price of $2.50 per share. The Series B Stock is convertible into Common Stock as set forth in Item 4. The Reporting Person used existing personal funds to acquire the Series B Stock.

Item 4. Purpose of Transaction.

The Issuer, Pascere Investments, LLC, and individual investors, which includes the Reporting Person, entered into a Securities Purchase Agreement, dated as of December 30, 2004, as amended (the "Pascere Purchase Agreement"), whereby the Reporting Person agreed to purchase 200,000 shares of Series B Stock from the Issuer. Pascere Investments, LLC ("Pascere") is a Colorado limited liability company of which the Reporting Person is a member. It was originally contemplated that the purchase of the Series B Stock would have been effected through Pascere, the sole asset of which would have been the Series B Stock, and the sole owners of which would have been the Reporting Person and other individual investors. Prior to completing the private placement, the transaction was restructured to provide for direct holding by the investors of the Series B Stock.

Certain provisions of the Pascere Purchase Agreement will be discussed below; however, such discussion is qualified in its entirety by the Pascere Purchase Agreement attached hereto as Exhibit B, and incorporated herein by reference. From and after February 10, 2006, the holders of the Series B Stock, including the Reporting Person if still a holder, will be entitled to receive cumulative cash dividends of $0.15 per share per annum. Upon liquidation, the holders of the Series B Stock, including the Reporting Person if still a holder, will be entitled to an amount equal to $2.50 per share plus all accrued and unpaid dividends prior to any distributions being made to the holders of Common Stock.

The Pascere Purchase Agreement provides certain participation rights to the purchasers of Series B Stock. Therefore, before the Issuer may issue any new securities, the Issuer must offer to the Reporting Person, along with the other purchasers of Series B Stock, the right, for a period of 15 days, to purchase for cash at the price for which such securities are being issued, a number of shares of such securities so that the Reporting Person will continue to hold the same proportional equity interest in the Issuer. These participation rights apply to the Reporting Person only as long as two-thirds of the Series B Stock, the Common Stock issuable upon conversion of the Series B Stock, and the Common Stock held by the Reporting Person on the date of the purchase agreement remain held by the Reporting Person. These participation rights do not apply to certain issuances of securities, including securities issued pursuant to an acquisition or a public offering of securities.

The Issuer, Pascere, and the individual investors which includes the Reporting Person, entered into a Stock Restriction and Registration Rights Agreement. The Issuer agreed to file, at its expense, a registration statement covering resales of the Common Stock issuable upon the conversion of the Series B Stock. The Stock Restriction and Registration Rights Agreement and a Supplemental Agreement are attached as Exhibits C, and D, respectively.

The Pascere Purchase Agreement provides that the Reporting Person may only transfer all or any portion of or interest in his Series B Stock for value pursuant to a bona fide offer to purchase. If the Reporting Person desires to sell his Series B Stock pursuant to such an offer, he must give the Issuer notice which must contain a description of all of the material terms and conditions of the offer and a copy of it, if any. The Issuer will then have a period of 15 days to determine whether to purchase all of the Reporting Person's Series B Stock upon the terms and conditions contained in the offer to purchase.

Except as described in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D, though as a director and significant stockholder of the Issuer, the Reporting Person may, from time to time, consider one or more of such actions.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the direct beneficial owner of 200,000 shares of the Series B Stock which are convertible into an equal number of shares of Common Stock, representing an approximate 5.6% of the voting power of the outstanding Common Stock based upon 2,354,710 shares of Common Stock outstanding as of January 31, 2005, plus the 1,240,000 outstanding shares of Common Stock into which all outstanding shares of Series B Stock are currently convertible as set forth in the Issuer's Registration Statement on Form S-3 filed on February 18, 2005.

(b) The Reporting Person has sole voting and dispositive power over 200,000 shares of Series B Stock which are convertible into an equal number of shares of Common Stock held directly by the Reporting Person.

(c) As described in this statement on Schedule 13D, the following transaction in the Issuer's securities has occurred within the last sixty days by the Reporting Person, which purchase was a privately-negotiated transaction.

Date	Shares of Series B Stock	Approximate Price Per Share ($)
2/10/05	200,000	$2.50

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the Pascere Purchase Agreement, the Series B Stock, the Stock Restriction and Registration Rights Agreement, in Item 4 above are incorporated herein by reference in their entirety.

The Reporting Person expressly disclaims beneficial ownership of any securities of the Issuer other than those he holds directly. Except as set forth herein, the Reporting Person is unaware of any contracts, arrangements, understandings or relationships with respect to the Issuer's securities.

Item 7. Material to be Filed as Exhibits.

The following exhibits are furnished as part of this statement on Schedule 13D:
Exhibit A

Certificate of Designations, Preferences, and Rights of Series B Convertible Preferred Stock (previously filed as Exhibit 1 to the Amendment No. 6 to Schedule 13D filed by Erie County Investment Co., The Bailey Company, LLLP and Paul T. Bailey (File No. 005-42729) on February 14, 2005 and incorporated herein by reference)

Exhibit B

Securities Purchase Agreement dated as of December 30, 2004 among Good Times Restaurants Inc., Pascere Investments, LLC and individual investors (previously filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on January 3, 2005 (File No. 000-18590) and incorporated herein by reference)

Exhibit C

Stock Restriction and Registration Rights Agreement dated as of December 30, 2004 among Good Times Restaurants Inc., Pascere Investments, LLC and individual investors (previously filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed on January 3, 2005 (File No. 000-18590) and incorporated herein by reference)

Exhibit D

Amendment to Securities Purchase Agreements dated as of January 27, 2005 among Good Times Restaurants Inc., Erie County Investment Co., Pascere Investments, LLC and the investors signatory thereto, and Eric W. Reinhard (previously filed as Exhibit 10. 1 to the Issuer's Current Report on Form 8-K filed on January 27, 2005 (File No. 000-18590) and incorporated herein by reference)

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2005

/s/ Ron Goodson

Ron Goodson